FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the anticipated cancellation of loans granted by the Central bank

TRANSLATION FROM SPANISH

August 31, 2005

TO:

•	BOLSA DE COMERCIO DE BUENOS AIRES

[Buenos Aires Stock Exchange]

•	COMISIÓN NACIONAL DE VALORES

[Argentine Securities Committee]

•	BANCO CENTRAL DE LA REPÚBLICA ARGENTINA

[Central Bank of Argentine Republic]

•	LATIBEX

•	SECURITIES AND EXCHANGE COMMISSION (SEC) – NYSE

Dear Sirs:

Ref: Article 23. Report of relevant facts. Anticipated cancellation of loans granted by the Central Bank

We hereby inform that the Board of Directors, in its meeting held on August 30, 2005, approved the anticipated cancellation of the total outstanding balance of loans granted by the Central Bank under the scope of the financial support received during the liquidity crisis – which represents a total of $ 1,827 million (Argentine pesos 1,827 million).

This action reinforces the Board of Directors’ commitment with its customers, shareholders and employees.

Very truly tours,

Evelina Sarrailh - José Carlos Lopéz Alvarez

On behalf of BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: August 31, 2005	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G. Canestri
	Title:	Chief Financial Officer